EM SECURITIES LLC

FINANCIAL STATEMENT

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the year ended September 30, 2024



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
EM Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EM Securities LLC (the "Company"), as of September 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.
Whippany, New Jersey
December 30, 2024

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK


EM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2024


ASSETS

Cash	$	2,004,986
Accounts receivable		50,000
Total assets	$	2,054,986

MEMBER'S EQUITY

Member's Equity	$	2,054,986
	$	2,054,986


The accompanying notes are an integral part of this financial statement.


NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS

EM Securities LLC (the "Company") provides broker dealer services including financial advisory services, underwriting and selling group participant, placement agent and similar services, and investing in securities. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of CAA Evolution LLC (formerly known as Evolution Media Capital LLC)-("CAAE").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable that management has the intent and ability to hold for the foreseeable future are reported in the statement of financial condition at outstanding amounts adjusted for any charge-offs and the allowance for credit losses accounts. The Company's management periodically estimates the allowance for credit losses. Losses from uncollectible receivables are accrued when both of the following conditions are met: (a) Information available before the financial statements are issued indicates that it is probable that an asset has been impaired at the date of the financial statements, and (b) the amount of the loss can be reasonably estimated. Those conditions may be considered in relation to individual receivables or in relation to groups of similar types of receivables. The Company reviews individually each trade receivable for collectability and performs on-going credit evaluations of its customers and determines the allowance for credit losses based on historical write-off experience, customer specific facts and general economic conditions that may affect a client's ability to pay. Bad debt expense, if any, is included in the statement of operations. As of September 30, 2024, accounts receivable was $50,000. There was no corresponding allowance recorded.

As of October 1, 2023 and September 30, 2024, accounts receivable net of allowance for credit losses was $5,825,000 and $50,000, respectively. There were no contract assets or contract liabilities at October 1, 2023 or September 30, 2024.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a limited liability company, treated as a disregarded entity for federal, state and most city income tax purposes; it is subject to minor city income taxes but these are assumed by the Company's parent. The Company therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Uncertain Tax Positions

In with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulation and interpretations thereof.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded as of September 30, 2024.

Concentrations

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution.

For the year ended September 30, 2024, approximately 82% of the Company's revenues are from 2 clients and 100% of accounts receivable is from 1 client.

EM SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

SEPTEMBER 30, 2024

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company has an agreement with EMC, under which all expenses of the Company are borne by EMC. For the year ended September 30, 2024, operating expenses of the Company amounting to $4,740,769 met the conditions as defined in the agreement and were borne by CAAE.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

NOTE 4.   NET CAPITAL REQUIREMENTS

As a broker dealer the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain minimum net capital as defined of not less than the greater of $100,000 or 6-2/3% of the Company's total aggregate indebtedness. The basic concept of the net capital rule is liquidity; its objective being to require a broker dealer to have at all times sufficient liquid assets to meet its current liabilities. As of September 30, 2024, the Company had net capital of $2,004,986, which exceeded the minimum requirement of $100,000 by $1,904,986

NOTE 5.   RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.